Financial Statements
LPBP Inc.

October 31, 2007

Auditors’ Report

To the Shareholders of LPBP Inc.

We have audited the statements of financial position of LPBP Inc. (the “Company”) as of October 31, 2007 and 2006 and the statements of income and comprehensive income, retained earnings and cash flows for each of the years in the three-year period ended October 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2007 in accordance with Canadian generally accepted accounting principles.

                                                                                                                       /s/ Ernst & Young LLP

Toronto, Canada                                                                                                              Chartered Accountants
February 20, 2008                                                                                                          Licensed Public Accountants

Statements of Financial Position

As at October 31
[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)	2007	2006
Assets
Cash	$345	$14,029
Prepaid expenses	54	65
Investment in MDS Laboratory Services LP [notes 1 and 4] Assets held in trust for the Company by MDS Laboratory Services Inc. [notes 4]	- 162,917	60,230 -
Future tax assets [note 5]	-	69,907
Total assets	$163,316	$144,231

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities [note 10]	$113	$101
Income taxes payable [note 5]	49,379	247
Future tax liability [note 5]	8,250	-
Unrealized tax loss benefit [note 5]	-	62,404
	57,742	62,752
Shareholders’ equity
Common Shares – Class A [note 6]	$-	$2,319
Common Shares – Class B [note 6]	9,763	34,677
Retained earnings	95,811	44,483
	105,574	81,479
Total liabilities and shareholders’ equity	$163,316	$144,231
See accompanying notes

On behalf of the Board of Directors:

/s/ Edward E. McCormack	/s/ Mitchell J. Kostuch
EDWARD E. MCCORMACK Chairman of the Board and Director	MITCHELL J. KOSTUCH Director

Statements of Income and Comprehensive Income

Years ended October 31
[Thousands of Canadian dollars, except for per share information] (See Note 1: Basis of Presentation)	2007	2006	2005
Equity in earnings of investee: – operations [note 7] - gain on sale of operations [notes 4 & 7]	$20,759 691,264	$71,412 -	$49,457 -

General and administration [note 10]	(1,144)	(1,040)	(842)
Writedown of Hemosol LP investment [note 3]	-	-	(5,322)

Income before income taxes and interest	710,879	70,372	43,293

Interest income / (expense) [note 1]	6,543	-	(264)
Income before income taxes	717,422	70,372	43,029

Income taxes – current [note 5]	48,968	(7)	(13)
– future [note 5]	15,525	(2,588)	(1,861)
Net income and comprehensive income	$652,929	$67,777	$41,155
Earnings per share basic and diluted [note 8]	$0.06	$-	$-
See accompanying notes

Statements of Retained Earnings
Years ended October 31
[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)	2007	2006	2005
Retained earnings, beginning of period	$44,483	$30,957	$19,392

Net income	652,929	67,777	41,155

Dividends paid - Class A Common Shares - Class B Non-voting Shares	(615)	-	-
	(598,172)	(54,251)	(29,590)
Distribution on Class A Common Shares in excess of stated capital (note 9)	(2,814)	-	-
Retained earnings, end of period	$95,811	$44,483	$30,957

See accompanying notes

Statements of Cash Flows
Years ended October 31
[Thousands of Canadian dollars] (See Note 1: Basis of Presentation)	2007	2006	2005
Operating activities
Net income	$652,929	$67,777	$41,155
Items not affecting current cash flow:
Writedown of Hemosol LP investment	-	-	5,322
Tax loss benefit realized	(62,404)	(22,663)	(15,484)
Future income tax expense	78,157	25,387	17,345
Equity earnings Interest accrued on loans from affiliated parties	(712,023) -	(71,412) -	(49,457) 264
	(43,341)	(911)	(855)
Changes in non-cash working capital balances relating to operations:
Prepaid expenses	11	-	(65)
Accounts payable and accrued liabilities	12	-	-
Income taxes payable	49,132	47	(51)
	5,814	(864)	(971)

Investing activities
Repayment of note payable	-	-	(314)
Repayment of loan from MDS Laboratory Services LP	-	-	(16,690)
Proceeds on disposal of Labs LP	704,100	-	-
Increase in assets held in trust for the Company by MDS Laboratory Services Inc.	(115,010)	-	-
Distribution received from MDS Lab Services LP	20,243	68,530	48,000
	609,333	68,830	30,996

Financing activities
Return of share capital	(30,044)	-	-
Payment of cash dividends	(598,787)	(54,251)	(29,590)
	(628,831)	(54,251)	(29,590)
Increase (decrease) in cash position during the period Cash position, beginning of period	(13,684) 14,029	13,415 614	435 179
Cash position, end of period	$345	$14,029	$614

See accompanying notes

Cash income taxes paid	$-	$-	$192

Cash interest paid	$-	$-	$704

Notes to Financial Statements
[All amounts in thousands of Canadian dollars, except where noted]

1.	Basis of Presentation

(a)
Effective May 1, 2004, LPBP Inc. (“LPBP” or “the Company” and which was previously named Hemosol Inc.) entered into an agreement with MDS Inc. (“MDS”) which resulted in a reorganization of the Company’s business (the “Blood Products Business”) and the Ontario clinical laboratories services business (“Labs LP”) of MDS pursuant to a plan of arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario).  After the Arrangement, shareholders, other than MDS, hold 0.44% of the equity shares and 52.5% of the voting shares of the Company.  MDS, a related party, holds 99.56% of the equity shares of the Company and 47.5% of the voting shares of the Company.

Since the reorganization, the Company has not operated an active business.  Instead, the Company held an approximate 7% limited partnership interest in Hemosol LP and a 99.99% limited partnership interest in Labs LP and, as a limited partner, was not active in the management of either partnership.

The Company was entitled to share in the net income of each partnership in a proportion equal to its proportionate interest in each partnership. The Company was required to pay dividends to its shareholders based on distributions received from its investment in Labs LP, net of any expenses incurred directly by the Company in the course of operations.

Since the Arrangement, the Company was able to benefit from significant tax losses, research and development pools and investment tax credits to offset taxes otherwise owing related to its interest in Labs LP.

(b)
During fiscal 2007 and 2006, the Company has adopted an unclassified balance sheet as at October 31, 2007 and 2006 whereby assets and liabilities are not distinguished between current and non-current.  The Company believes that an unclassified balance sheet better reflects the nature of the Company’s operations.

2.	Summary of Significant Accounting Policies

The annual financial statements of LPBP have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”).  Significant accounting policies are as follows:

Investments
The Company regularly reviews its investments for impairment, and records an impairment charge if it has been determined that there has been a loss in value of the investment that is other than temporary.

Income taxes
The Company follows the liability method of income tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Use of estimates
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Changes in Accounting Policies
The Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Sections 1530, “Comprehensive Income”; 3855, “Financial Instruments – Recognition and Measurement”; 3861, Financial Instruments – Disclosure and Presentation” and 3865, “Hedges” on November 1, 2006.  The adoption of these new standards resulted in changes in the accounting for financial instruments and hedges, as well as the recognition of certain transition adjustments, that have been recorded in opening accumulated comprehensive income as described below.  The comparative interim financial statements have not been restated.  The principal changes in the accounting for financial instruments and hedges due to the adoption of these accounting standards are described below.

(a)	Comprehensive Income

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.  Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated.  The adoption of these Handbook Sections had no impact on opening deficit.

(b)	Financial Assets and Financial Liabilities

Under the new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the statement of financial position and are measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost.  Held for trading financial investments are subsequently measured at fair value and all gains and losses are included in net income in the period in which they arise.  Available-for-sale financial instruments are subsequently measured at fair value with revaluation gains and losses included in other comprehensive income until the instrument is derecognized or impaired.  As a result of the adoption of these standards, the Company has classified its cash as held-for-trading.  Assets held in trust for the Company by MDS are classified as held for trading and measured at fair value.  Accounts payable have been classified as other financial liabilities which is measured at amortized cost.

  (c)  Derivatives and Hedge Accounting

All derivative instruments, including embedded derivatives, are recorded in the statement of financial position at fair value unless exempted from derivative treatment as a normal purchase and sale. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income. There was no impact for the change in this accounting policy.

Section 3865 related to hedge accounting specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation.  The Company had no hedging relationships during the year.

3.	Investment in Hemosol LP

As described in note 1, LPBP held an approximate 7% interest in Hemosol LP.  In 2005, the Company determined the value of this investment was impaired and, therefore, the carrying value of the investment in Hemosol LP was written down to its estimated fair value of nil.  In 2006, Hemosol Corp. announced that it was insolvent and the Blood Products Business ceased operations.  As a result, Hemosol Corp. and Hemosol LP filed Notices of Intention to Make a Proposal to their creditors under the Bankruptcy and Insolvency Act (Canada).  On February 14, 2008, the Ontario Court of Justice granted a further extension of the stay of proceedings under Companies' Creditors Arrangement Act , against Hemosol Corp. and Hemosol LP to May 30, 2008.  This extension will allow the Receiver additional time to allow Catalyst Fund Limited Partnership II to formulate a definitive proposal, and to allow the Receiver to determine whether the support of Laurus Master Fund, Ltd. and 2092248 Ontario Inc. can be negotiated for a plan of arrangement, and if so, on what basis.

4.	Sale of Assets by MDS Laboratory Services Limited Partnership

On September 1, 2005, MDS announced their strategic plan to focus resources within the global life sciences markets.  With MDS’s new focus, MDS stated that they were examining alternative ownership structures for their Diagnostic business. On October 4, 2006, MDS agreed, subject to satisfaction of certain terms and conditions, to sell its Canadian diagnostics business in a transaction valued at $1.325 billion (the "MDS Sale").  MDS’s Canadian diagnostics business included its general partnership interest in the business of Labs LP.  To effect this transaction, MDS Laboratory Services Inc. ("MDS Labs"), the general partner (a wholly owned subsidiary of MDS), of Labs LP, proposed the sale by Labs LP of the business and assets associated with the Labs Business (the "Partnership Sale").  As noted above, the Company was the sole limited partner of Labs LP and was entitled to receive 99.99% of the net income of Labs LP.

The Board of Directors of the Company called a special meeting of shareholders, which was held on November 24, 2006, at which, shareholders were asked to approve the Partnership Sale and certain ancillary matters related to the Partnership Sale. At the meeting held on November 24, 2006 those shareholders present or voting by proxy approved the resolutions approving the sale.

On February 23, 2007, the Company announced that it had been advised of the completion of the previously announced MDS Sale.  As part of that sale, the Partnership Sale was completed whereby Labs LP sold its assets for gross proceeds of approximately $756 million with a net gain of approximately $691 million.

As a result of the Partnership Sale, Labs LP has been dissolved.  Due to this dissolution, certain assets owned by Labs LP, including cash of approximately $156 million were transferred and are being held by MDS Labs in trust for the benefit of all partners.  MDS Labs holds the funds and manages the funds on behalf of both partners of Labs LP.  LPBP is entitled to funds as it may require to fund day to day operations.  LPBP will receive interest and investment returns on its pro-rata share of funds invested by the general partner with MDS Treasury department. The cash component is earning interest to the benefit of the Company and as at October 31, 2007, interest earned amounted to approximately $7 million.

The Company’s interest in Labs LP was the Company’s principal asset and, as a result of the sale by Labs LP, the Company does not expect to receive any further income from this investment.

5.	Income Taxes

As described in note 1, LPBP gained access to unclaimed tax deductions and income tax credits through its transaction with Hemosol Corp.  LPBP has accounted for this transaction in accordance with EIC 110.  Effective May 1, 2004, a future tax asset in the amount of $120 million and an unrealized tax loss benefit in the amount of $107 million was established.  The future tax asset was recognized based on the effective tax rate existing during the period.  The unrealized tax loss benefit was amortized based on the ratio of income tax expense in proportion to the net reduction in the future tax asset arising from the transaction. As at October 31, 2007, the Company has realized all of its tax carryforwards.

(a)	Provision

The Company's effective tax rate has the following components:

	2007	2006	2005
	%	%	%
Combined Canadian federal and provincial tax rate	36.1	36.1	36.1
Increase (decrease) in tax rate as a result of:
Capital gain on partnership sale	(17.3)	-	-
Benefit of previously unrecognized tax losses	(9.9)	(32.1)	(36.0)
Writedown of Hemosol LP investment	-	-	4.5
Equity earnings	-	(0.2)	(0.3)
Other	-	(0.1)	0.1
Effective income tax rate	8.9	3.7	4.4

(b)	Future tax assets (liabilities)

Future tax assets (liabilities) consist of the following temporary differences:

	2007	2006
Future tax assets
Tax benefit of loss carryforwards	$ -	$ 65,433
Investment tax credits, net of income taxes	-	7,590
Future tax assets before valuation allowance	-	73,023
Valuation allowance	-	(3,116)
Future tax assets	-	69,907
Future tax liabilities
Income tax on investment tax credits	(8,250)	-

Future tax assets (liabilities)	$ (8,250)	$ 69,907

6.	Share Capital

Authorized
Unlimited number of Class A Shares, without par value; one vote per share, with limited issuance subsequent to May 2004 (see note 1).

Unlimited number of Class B Non-Voting Shares.

Summary of Issued Share Capital:
(Number of shares in thousands)	Common Shares
	Number	Amount 2007	Amount 2006
Shares Issued – Class A	94,468	$ -	$ 2,319
Shares Issued – Class B	11,134,649	9,763	34,677
Closing Balance – October 31, 2007	11,229,117	$ 9,763	$ 36,996

All the shares were issued on May 1, 2004 (see note 1). During 2007, holders of Class A Common Shares received 0.0543 per share as a return of capital and the stated capital of Class A Common Shares was reduced to nil. Holders of Class B Non-voting Shares received a distribution, which included both a return of capital and a dividend. As a result of this distribution, stated capital of Class B Non-voting Shares was reduced by $24.9 million (see note 9).

7.	Equity Earnings

The equity earnings reported by LPBP for the year ended October 31, 2007 and October 31, 2006 consists of LPBP’s 99.99% interest in the income generated by Labs LP. As a result of the sale of assets of Labs LP on February 23, 2007, and the subsequent dissolution of the partnership, the Company has recorded equity earnings from operations for the period up to February 23, 2007 of $20,759 (for the years ended October 31, 2006 - $71,412; 2005-$49,457). Equity earnings for the year ended October 31, 2007 also includes the gain on the sale of the assets of Labs LP (see note 4) of $691,264.

The following summary financial information relating to Labs LP is derived from the financial records of MDS that were used to prepare the audited consolidated statements of financial position of MDS as at October 31, 2007 and 2006 and the audited consolidated financial statements of income for the fiscal years ended October 31, 2007, 2006 and 2005.

The following summary financial information reflects the revenues and net income attributable to Labs LP for the fiscal years of MDS ended October 31, 2007, 2006 and 2005.

	Year ended October 31
	2007	2006	2005
Revenue	$69,750	$226,606	$219,987
Net income: - operations - gain on sale of operations	20,761 691,333	71,419 -	49,462 -

The following financial position information has been summarized from the records of Labs LP as at October 31, 2006, and presented in the following table.  As disclosed in note 4, Labs LP was dissolved in February 2007 and so there is no 2007 information.

2006
Cash	$9,805
Accounts receivable	26,266
Inventories	2,426
Other current assets	392

Capital assets	9,746
Long-term investment	2,541
Goodwill	20,904
Other intangible assets	1,005

Total Assets	$73,085

Total Liabilities	$13,253

Total Partners’ Capital	$59,832

8.	Earnings per Share

The weighted average number of shares for all periods is 11,229,117,000.  The basic and diluted earnings per share for the year ended October 31, 2007 were $0.06 and for the same periods in 2006 and 2005 were approximately one half of one cent.

9.	Dividends

On February 28, 2007, the Company announced that the Board of Directors declared a distribution in the aggregate amount of approximately $610 million, or $0.0543 per share to holders of the Company’s Class A Common shares and Class B Non-voting shares, which was paid on March 22, 2007 to shareholders of record as at March 12, 2007.  Holders of Class A Common shares received $0.0543 per share as a return of capital and the stated capital of Class A Common shares was reduced to nil. The difference between legal paid-up capital and accounting stated capital was charged to retained earnings.  Holders of Class B Non-voting shares received a distribution which included both a return of capital and a dividend.  As a result of this distribution, stated capital of Class B Non-voting shares was reduced by $24.9 million.  The purpose of all of these distributions was to distribute to shareholders substantially all of the proceeds received by the Company as a result of the Partnership Sale.  The Company has retained a portion of the proceeds of the Partnership Sale to pay income taxes, expenses related to the sale, and general corporate costs (see note 4).

As described in the Information Circular dated March 10, 2004, dividends may be declared and paid on the Class B Non-voting shares in advance of dividends on the Class A Common shares, provided the aggregate amount per share of all dividends declared and paid on the Class A Common shares, relating to any fiscal year, equals the aggregate amount per share of all dividends declared and paid on the Class B Non-voting shares relating to such fiscal year.   On February 28, 2007, the Board of Directors of the Company also declared a dividend in the aggregate amount of $615 or $0.00650896 per share, to holders of the Company’s Class A Common shares which was paid on March 22, 2007.  The record date for this dividend was March 12, 2007.  The purpose of this dividend was to equalize the cumulative amount of dividends per share paid on the Company’s Class A Common shares to the amount declared and paid previously on the Class B Non-voting shares.

10.	Related Party Transactions

The transactions with MDS and affiliates are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
	Year Ended October 31, 2007	Year Ended October 31, 2006
Transactions

Interest income	$6,543	$-
General and administration	48	56

As at October 31	2007	2006
Balances
Assets held in trust for the Company by MDS Inc.	$162,917	$-
Accounts payable and accrued liabilities
MDS Inc. and affiliates	24	21